EXHIBIT 99.1
INTER&CO, INC
NOTICE TO THE MARKET
CLOSING OF THE ACQUISITION BY BANCO INTER
OF AN ADDITIONAL EQUITY STAKE IN GRANITO
INTER&CO, INC (Nasdaq: INTR; B3: INBR32) (“Inter&Co”), in compliance with the provisions of the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 44, of August 23, 2021, and in connection with the Notice to the Market disclosed on May 4, 2023, announces to its shareholders and the market that the closing of the acquisition, by Banco Inter S.A., of an additional 5% of the capital stock of Granito Instituição de Pagamento S.A. (“Granito”) took place on the date hereof (“Acquisition”). Such additional equity was acquired from minority shareholders for the the amount of R$10 million reais.
As a result of the Acquisition, each of Banco Inter S.A. (“Banco Inter”) and Banco BMG S.A. (“Banco BMG”) now hold 50% of Granito’s capital stock. The existing shared control structure established for Granito between Banco Inter and Banco BMG remain unchanged.
Additional information on Inter&Co and its subsidiaries can be found in Inter&Co’s website (http://ri.bancointer.com.br) or through Inter&Co’s Investor Relations Department e-mail: ri@bancointer.com.br.
Belo Horizonte, May 22, 2023.
SANTIAGO HORACIO STEL
Chief Strategy and Investor Relations Officer